Exhibit 99.2

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian Dollars)

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	July 31, 2026 $	April 30, 2026 $
ASSETS
Current assets
Cash		7,623	11,348
Amounts receivable, net		2,020	2,529
Taxes receivable		347	472
Inventory		611	492
Unbilled revenue		851	581
Prepaid expenses		762	798
		12,214	16,220
Restricted cash		128	126
Deposit on equipment		26	25
Property and equipment	5, 7	3,997	4,047
Deferred tax asset		958	958
Total assets		17,323	21,376
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	5,442	4,178
Deferred revenue		529	1,073
Income taxes payable	2	188	81
Leases	7	483	457
		6,642	5,789
Leases	7	3,001	3,069
Deferred income tax liability	2	769	769
Total liabilities		10,412	9,627
SHAREHOLDERS' EQUITY
Share capital	8	137,788	137,263
Contributed surplus	8	14,848	14,108
Accumulated other comprehensive income		3,103	3,121
Accumulated deficit		(148,828)	(142,743)
		6,911	11,749
Total liabilities and shareholders’ equity		17,323	21,376

Approved and authorized on behalf of the Board of Directors on September 14, 2026

“Dirk Witters” Director “Jon Lieber” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands, except share data)	Note	2026 $	2025 $
REVENUE		3,834	3,161
COST OF SALES		1,588	1,634
GROSS PROFIT		2,246	1,527
EXPENSES
Research and development		1,285	1,049
Sales and marketing		3,196	1,343
General and administrative		3,894	3,294
		8,375	5,686
Loss before other income (expenses) and income taxes		(6,129)	(4,159)
OTHER INCOME (EXPENSES)
Grant income	12	—	6
Interest, accretion and other income		18	5
Unrealized foreign exchange loss		184	(31)
		202	(20)
Loss before income taxes and discontinued operations		(5,927)	(4,179)
Income taxes	2	(158)	91
NET LOSS FROM CONTINUING OPERATIONS		(6,085)	(4,088)
NET INCOME FROM DISCONTINUED OPERATIONS	2	—	1,129
NET LOSS FOR THE PERIOD		(6,085)	(2,959)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(18)	70
COMPREHENSIVE LOSS FOR THE PERIOD		(6,103)	(2,889)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED		(0.13)	(0.09)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED		—	0.02
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		46,807,089	46,154,118

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2025	46,154,118	136,371	12,833	3,216	(128,794)	23,626
Shares issued pursuant to ATM, net of issuance costs	—	(49)	—	—	—	(49)
Share-based expense	—	—	55	—	—	55
Comprehensive loss for the period	—	—	—	70	(2,959)	(2,889)
Balance, July 31, 2025 (Note 2)	46,154,118	136,322	12,888	3,286	(131,753)	20,743

Balance, April 30, 2026	46,711,866	137,263	14,108	3,121	(142,743)	11,749
Shares issued pursuant to ATM, net of issuance costs	266,930	525	—	—	—	525
Shares issued pursuant to RSU vesting	11,500	—	—	—	—	—
Share-based expense	—	—	740	—	—	740
Comprehensive loss for the period	—	—	—	(18)	(6,085)	(6,103)
Balance, July 31, 2026	46,990,296	137,788	14,848	3,103	(148,828)	6,911

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands)	Note	2026 $	2025 $
Operating activities:			(Note 2)
Net loss for the period		(6,085)	(2,959)
Items not affecting cash:
Amortization and depreciation	5, 6	266	942
Foreign exchange		(142)	41
Share-based expense	8, 9	740	55
		(5,221)	(1,921)
Changes in non-cash working capital related to operations:
Amounts receivable		581	(850)
Inventory		(119)	(84)
Unbilled revenue		(237)	(627)
Prepaid expenses		39	(329)
Accounts payable and accrued liabilities	9	1,216	(986)
Sales and income taxes payable and receivable		214	279
Deferred revenue		(515)	305
Net cash used in operating activities		(4,042)	(4,213)
Investing activities:
Purchase of property and equipment	5	(78)	(282)
Deferred acquisition payments		—	(312)
Net cash used in investing activities		(78)	(594)
Financing activities:
Proceeds on share issuance, net of transaction costs	8	525	(48)
Repayment of leases	7	(179)	(323)
Net cash used in financing activities		346	(371)
Increase (decrease) in cash during the period		(3,774)	(5,178)
Cash included in asset held for sale		—	(646)
Foreign exchange		51	57
Cash – beginning of the period		11,474	10,791
Cash – end of the period		7,751	5,024
Cash is comprised of:
Cash		7,623	4,897
Restricted cash		128	127
		7,751	5,024
Cash paid for interest		—	—
Cash paid for income tax		—	—
Cash from discontinued operations:
Net cash used in operating activities		—	754
Net cash used in investing activities		—	(100)
Net cash used in financing activities		—	(359)

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

MindWalk Holdings Corp. (the "Company" or “MindWalk”) was incorporated under the laws of Alberta on November 22, 1983 before continuing into British Columbia on September 2, 2016. The Company is listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “HYFT.” The Company changed its corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp. on September 3, 2025. The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is Industrious 823 Congress Ave Suite 300 Austin, Texas 78701, United States.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $6.1 million for the three months ended July 31, 2026, and has accumulated a deficit of $148.8 million as of July 31, 2026. The Company had $7.6 million cash on hand as of July 31, 2026. The Company does not expect that its cash on hand as of July 31, 2026, will be sufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued.

2.
BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES
(a)
Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended April 30, 2026 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year and for discontinued operations. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors on September 14, 2026.

(b)
Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

(c)
Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries, using their historical names, which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - July 31, 2026 and April 30, 2026	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd. d/ba/ MindWalk Biologics	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (N.D.) LTD	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	U.S. dollar
Talem Therapeutics LLC ("Talem")	100%	USA	U.S. dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
BioStrand B.V. d/b/a MindWalk	100%	Belgium	Euro
Idea Family BV	100%	Belgium	Euro
BioKey BV	100%	Belgium	Euro
BioClue BV	100%	Belgium	Euro

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

(e)
Discontinued Operations

The following table summarizes the major classes of line items included in income from discontinued operations, net of tax, as a result of the divestiture of IPA Europe and reclassification to discontinued operations:

	Three months ended July 31,
(in thousands, except share data)	2026 $	2025 $
REVENUE	—	4,480
COST OF SALES	—	1,976
GROSS PROFIT	—	2,504
EXPENSES
Research and development	—	115
Sales and marketing	—	117
General and administrative	—	778
Amortization of intangible assets	—	109
	—	1,119
Income before other income (expenses) and income taxes	—	1,385
OTHER INCOME (EXPENSES)
Grant income	—	6
Interest, accretion and other income	—	—
Unrealized foreign exchange loss	—	(1)
	—	5
Income before income taxes	—	1,390
Income taxes	—	(261)
NET INCOME FROM DISCONTINUED OPERATIONS	—	1,129

3.
ADOPTION OF NEW ACCOUNTING STANDARDS

Standards adopted

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

These amendments clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI). This amendment did not have a significant impact to the financial statements.

Standards not yet adopted

IFRS 18 - Presentation and Disclosure in Financial Statements

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company is currently evaluating the impact of this standard to the financial statements.

This new standard is effective for reporting periods beginning on or after January 1, 2027.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2026.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

5.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2025	281	45	16,174	291	336	6,255	110	23,492
Additions	136	1	—	126	—	626	125	1,014
Discontinued operations	(205)	(39)	(12,852)	—	(148)	(4,425)	—	(17,669)
Disposals	(15)	—	—	(32)	—	—	—	(47)
Foreign exchange	(8)	1	211	4	2	(182)	—	28
Balance, April 30, 2026	189	8	3,533	389	190	2,274	235	6,818
Additions	8	—	—	80	—	84	55	227
Disposals	—	—	—	(44)	—	—	—	(44)
Foreign exchange	2	—	—	3	—	3	—	8
Balance, July 31, 2026	199	8	3,533	428	190	2,361	290	7,009

Accumulated Depreciation:
Balance, April 30, 2025	223	14	3,911	87	170	3,325	—	7,730
Depreciation	50	6	286	72	54	686	—	1,154
Discontinued operations	(129)	(17)	(3,262)	—	(78)	(2,822)	—	(6,308)
Disposals	(15)	—	—	(32)	—	—	—	(47)
Foreign exchange	(11)	1	59	4	1	188	—	242
Balance, April 30, 2026	118	4	994	131	147	1,377	—	2,771
Depreciation	4	—	83	118	3	42	—	250
Disposals	—	—	—	(39)	—	—	—	(39)
Foreign exchange	9	—	(1)	(21)	6	37	—	30
Balance, July 31, 2026	131	4	1,076	189	156	1,456	—	3,012

Net Book Value:
April 30, 2026	71	4	2,539	258	43	897	235	4,047
July 31, 2026	68	4	2,457	239	34	905	290	3,997

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

6.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the three months ended July 31, 2026, and the year ended April 30, 2026, are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Total $
Cost:
Balance, April 30, 2025	33	10,969	8,323	146	19,471
Discontinued operations	—	(4,292)	(8,080)	(146)	(12,518)
Foreign exchange	—	175	8	—	183
Balance, April 30, 2026	33	6,852	251	—	7,136
Foreign exchange	—	—	—	—	—
Balance, July 31, 2026	33	6,852	251	—	7,136

Accumulated Amortization:
Balance, April 30, 2025	33	9,902	8,323	146	18,404
Discontinued operations	—	(3,341)	(8,080)	(146)	(11,567)
Foreign exchange	—	291	8	—	299
Balance, April 30, 2026	33	6,852	251	—	7,136
Foreign exchange	—	—	—	—	—
Balance, July 31, 2026	33	6,852	251	—	7,136

Net Book Value:
April 30, 2026	—	—	—	—	—
July 31, 2026	—	—	—	—	—

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

7.
LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

Total cash outflow for leases during the three months ended July 31, 2026, was $0.2 million (2025 - $0.3 million).

(in thousands)	$
2027	519
2028	692
2029	674
2030	624
2031	489
More than 5 years	1,295
Total minimum lease payments	4,293
Less: imputed interest	(809)
Total present value of minimum lease payments	3,484
Less: Current portion	(483)
Non-current portion	3,001

The nature of the Company’s leases by type of right-of-use asset as at July 31, 2026, is as follows:

Right-of-use assets

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	1	7.4 years	7.4 years	—	—	1	1
Lab equipment	3	3.5 - 3.8 years	3.7 years	—	3	3	3
Automobiles	9	1.9 - 4.2 years	3.0 years	—	—	9	9

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. Expense relating to payments not included in the measurement of the lease liability during the three months ended July 31, 2026, and 2025 are as follows:

(in thousands)	2026 $	2025 $
Leases of low value assets	6	6
Variable lease payments	125	125
	131	131

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

8.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2026 Transactions

On November 7, 2025, the Company established an at-the-market equity offering facility ("Jones ATM Facility") with JonesTrading Institutional Services, LLC ("Jones" or the "Agent"). The Company is entitled, at its discretion and from time-to-time during the term of the Sales Agreement, to sell, common shares of the Company through the Agent. On November 7, 2025, in connection with the Jones ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to U.S.$30.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all other cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the Jones ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the Jones ATM Facility.

During the year ended April 30, 2026, 533,969 common shares were sold under the Jones ATM facility with net proceeds of U.S. $0.9 million.

2027 Transactions

During the three months ended July 31, 2026, 266,930 common shares were sold under the Jones ATM facility with net proceeds of U.S. $0.6 million.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

c)
Options

During the three months ended July 31, 2026, the Company recorded $0.7 million (2025 - $0.1 million) of share-based payments expense.

The changes in the stock options for the three months ended July 31, 2026, and the year ended April 30, 2026, are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2025 (outstanding)	1,927,925	5.69	4.45
Expired	(571,458)	9.70	—
Forfeited	(78,750)	0.85	—
Balance, April 30, 2026 (outstanding)	1,277,717	3.80	4.29
Expired	(15,265)	5.00	—
Balance, July 31, 2026 (outstanding)	1,262,452	4.03	4.08
Unvested	(281,278)	1.26	7.89
Exercisable, July 31, 2026	981,174	4.82	2.99

Details of the options outstanding as at July 31, 2026, are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
January 7, 2027	7.94	0.44	169,000	—	169,000
January 13, 2027	8.30	0.45	16,000	-	16,000
May 15, 2027	5.79	0.79	56,000	-	56,000
February 19, 2028(1)	5.76	1.56	431,452	-	431,452
January 19, 2029(2)	2.08	2.47	60,000	4,444	55,556
January 4, 2033(3)	2.07	6.44	8,000	1,167	6,833
May 8, 2033(3)	2.07	6.78	4,000	917	3,083
June 11, 2033(3)	2.07	6.87	8,000	2,000	6,000
August 8, 2033(3)	2.07	7.03	4,000	1,167	2,833
November 13, 2033(3)	2.07	7.29	8,000	2,833	5,167
February 19, 2034(3)	2.07	7.56	8,000	3,333	4,667
August 2, 2034(4)	1.21	8.01	490,000	265,417	224,583
	4.03	4.08	1,262,452	281,278	981,174
(1)
Exercise price of U.S.$4.10. The figure in the table above is translated at the July 31, 2026 rate.
(2)
Exercise price of U.S.$1.48. The figure in the table above is translated at the July 31, 2026 rate.
(3)
Exercise price of U.S.$1.47. The figure in the table above is translated at the July 31, 2026 rate.
(4)
Exercise price of U.S.$0.86. The figure in the table above is translated at the July 31, 2026 rate.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

d)
Finder’s Warrants

There were no changes in the finder's warrants during the three months ended July 31, 2026. Details of the finder’s warrants outstanding as at July 31, 2026, are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2025	186,761	17.02	1.62
Expired	(130,111)	21.36	—
Balance, April 30, 2026	56,650	1.27	2.61
Exercised	—	—	—
Balance, July 31, 2026	56,650	1.40	2.36

Details of the finder's warrants outstanding as at July 31, 2026 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
December 8, 2028(1)	1.40	2.36	56,650

(1)
Exercise price of U.S. $1.00. The figure in the table above is translated at the July 31, 2026, rate.

e)
Restricted Stock Units

The following table summarizes the activity related to the Company's RSUs for the three months ended July 31, 2026 and the year ended April 30, 2026. For purposes of this table, vested RSUs represent the shares for which the service condition had been fulfilled as of July 31, 2026:

	Number of Restricted Stock Units #	Weighted average grant date fair value $
Balance, April 30, 2025	46,000	0
Granted	1,287,335	2.36
Issued	(23,779)	0.70
Forfeited	(24,528)	0.15
Balance, April 30, 2026	1,285,028	2.35
Granted	700,000	2.28
Issued	(11,500)	0.56
Balance, July 31, 2026 (outstanding)	1,973,528	2.49
Unvested	(1,969,694)	2.49
Vested and outstanding, July 31, 2026	3,834	2.80

During the three months ended July 31, 2026, in the $0.7 million, (2025 - $0.1 million) of share-based expense, $0.7 million (2025 - nil) are derived from RSUs.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

9.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three months ended July 31, 2026, and 2025 are detailed below:

(in thousands)	2026 $	2025 $
Wages, salaries	2,658	1,864
Employee benefits	150	259
Payroll taxes	84	98
Share-based payments	714	55
	3,606	2,276

10.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; R. Scott Areglado, CFO; Joseph Scheffler, former Interim CFO; Thomas Lynch, CBO; Dr. Ilse Roodink, former Chief Scientific Officer. During the three months ended July 31, 2026, and 2025, the compensation for key management is as follows:

(in thousands)	2026 $	2025 $
Salaries and other short-term benefits	572	2,109
Share-based payments	686	36
Director compensation (included in salaries)	58	54
	1,316	2,199

At July 31, 2026, included in accounts payable and accrued liabilities is $0.3 million (April 30, 2026 - $0.9 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

11.
COMMITMENTS

The share purchase agreement related to the acquisition of MindWalk BV includes contingent earnout payments based on 20% of the adjusted EBITDA of MindWalk BV, as defined in the share purchase agreement, over a seven-year period ending April 30, 2029, which shall not exceed in total €12.0 million. The Company has determined that these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned.

As of July 31, 2026, the Company has not incurred any related earnout payments and the unpaid commitment related to the MindWalk BV earnout is €12.0 million.

12.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the three months ended July 31, 2026 and 2025, the Company recorded nil and €0.1 million, respectively in grant income related to this funding.

13.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At July 31, 2026, and April 30, 2026, the Company had one reportable segment, being antibody discovery and related services.

The Company’s revenues are allocated to geographic regions for the three months ended July 31, 2026, and 2025 as follows:

	Three months ended July 31,
(in thousands)	2026 $	2025 $
United States of America	2,554	2,449
Europe	174	520
Canada	120	174
Australia	—	18
Other	986	—
	3,834	3,161

The Company’s revenues are allocated according to revenue types for the three months ended July 31, 2026, and 2025 as follows:

	Three months ended July 31,
(in thousands)	2026 $	2025 $
Project revenue	3,831	3,126
Product sales revenue	1	2
Cryostorage revenue	2	33
	3,834	3,161

The Company’s non-current assets are allocated to geographic regions as of July 31, 2026, and April 30, 2026 as follows:

	July 31, 2026 $	April 30, 2026 $
North America - Corporate	89	82
North America	4,711	4,741
Belgium	309	333
Netherlands	—	—
	5,109	5,156

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

Geographic segmentation of the Company’s net income (loss) for the three months ended July 31, 2026, and 2025 is as follows:

	Three months ended July 31,
(in thousands)	2026 $	2025 $
North America - Corporate	(268)	(2,810)
North America	376	307
Belgium	(3,223)	(1,781)
Netherlands	(2,970)	1,325
	(6,085)	(2,959)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three months ended July 31, 2026, and 2025 is as follows:

	Three months ended July 31,
Interest and accretion (in thousands)	2026 $	2025 $
North America - Corporate	—	—
North America	55	59
Belgium	—	—
Netherlands	—	—
	55	59

	Three months ended July 31,
Amortization and depreciation (in thousands)	2026 $	2025 $
North America - Corporate	—	1
North America	172	181
Belgium	91	19
Netherlands	3	—
	266	201

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

14.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	July 31, 2026 $	July 31, 2025 $
Addition of equipment by lease	149	161

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2026 $	Cash Flows $	Addition $	Settlement / Disposal $	Assets held for sale $	Foreign exchange movements and change in estimates $	July 31, 2026 $
Leases	3,526	(179)	152	(5)	—	(10)	3,484
Total	3,526	(179)	152	(5)	—	(10)	3,484

			Non-cash changes
(in thousands)	April 30, 2025 $	Cash Flows $	Addition $	Settlement / Disposal $	Assets held for sale $	Foreign exchange movements and change in estimates $	July 31, 2025 $
Deferred acquisition payments	314	—	—	(312)	—	(2)	—
Leases	13,403	(323)	—	—	(9,429)	73	3,724
Total	13,717	(323)	—	(312)	(9,429)	71	3,724

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

15.
SUBSEQUENT EVENTS

The Company announced on September 14, 2026 that it has entered into a binding commitment with Sanabil (Cayman) for a senior unsecured revolving credit facility of up to US$30 million. The facility is intended to support MindWalk’s biologics programs, commercial expansion, working capital, and general corporate purposes.